
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

January 29, 2008

Mr. Phil Rykhoek
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, TX 75024

>   **Re: Denbury Resources Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed February 28, 2007**
>   **Response Letters Dated January 4, 2008**
>   **File No. 1-12935**

Dear Mr. Rykhoek:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Critical Accounting Policies

Accounting for Tertiary Injection Costs, page 50

1.   We note your response to our prior comments in your letters dated September 20, 2007 and January 4, 2008 regarding the cost of CO_2 injection in enhanced recovery activities. As there appears to be diversity in practice regarding the accounting treatment for such costs, please expand your accounting policy disclosures to address the following:

- Indicate that diversity in practice exists within the oil and gas industry in the accounting for the cost of injected CO_2 and related activities.

- Indicate that others within your industry, including those that follow the full cost method of accounting for oil and gas activities, capitalize the cost of injected CO_2 and related activities.

- Expand your accounting policy disclosure to explain in detail why you believe these costs represent production costs rather than development or exploration costs.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief